UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLG Life Tech Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

361793201

(CUSIP Number)

Dr. Luke Zhang
36 East Wenhua Street

Jinan, Shandong, 250014 China

+86 189 5302 66689

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361793201

1	Names of Reporting Person.

Dr. Luke Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF; OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

3,099,551
	8	Shared Voting Power

0
	9	Sole Dispositive Power

1,857,125
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,099,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.4%(1)
14	Type of Reporting Person (See Instructions)

IN

(1) Based on 32,915,634 common shares of the Company outstanding as of May 15, 2012.

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EXPLANATORY NOTE: Dr. Luke Zhang has previously filed a statement on Schedule 13G, and an amendment thereto on Schedule 13G/A, with respect to the Common Shares (the “Common Shares”) of GLG Life Tech Corporation (the “Company”). In various transactions effected on NASDAQ between June 8, 2011 and October 13, 2011, Dr. Zhang purchased an aggregate of 499,537 Common Shares (the “Purchased Shares”). In addition, on May 27, 2011, in connection with his position with the Company, Dr. Zhang was granted an aggregate of 200,000 restricted Common Shares (the “Restricted Share Grant”) pursuant to the Company’s Amended and Restated Stock Option and Restricted Share Plan (the “Plan”). As a result of the acquisition of the Purchased Shares and the Restricted Share Grant, Dr. Zhang may be deemed to have acquired beneficial ownership of more than two percent of the Common Shares during a twelve-month period. Accordingly, Dr. Zhang is filing this statement with the Securities and Exchange Commission (the “SEC”) on Schedule 13D pursuant to Section 13(d) of the Act.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Shares of the Company. The address of the principal executive office of the Company is Suite 2168, 1050 West Pender Street, Vancouver, British Columbia, Canada V6E 3S7.

Item 2. Identity and Background

(a) This statement is being filed by Dr. Zhang.

(b) Dr. Zhang’s business address is c/o GLG Life Tech Corporation, Suite 2168 – 1050 West Pender Street, Vancouver, BC, V6E 3S7.

(c) Dr. Zhang’s principal occupation is Chairman and Chief Executive Officer of the Company.

(d) During the last five years, Dr. Zhang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Zhang has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Zhang has learned that a consolidated class action lawsuit has been filed against the Company in the U.S. District Court for the Southern District of New York. Dr. Zhang is named as a defendant in this matter, but has not received service of process in connection with it. The allegations in the consolidated complaint relate to purported misrepresentations and omissions in certain public statements regarding the Company. Dr. Zhang has reviewed the allegations and believes that they are without merit. No final judgment, decree or final order has been issued in connection with this lawsuit.

(f) Dr. Zhang is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Compensatory Restricted Stock Grants

The following compensatory issuances were part of were part of the compensation paid to Dr. Zhang in connection with his position with the Company, and no cash consideration was paid to the Company by Dr. Zhang in connection with the issuance of such restricted shares:

•	on May 16, 2008, Dr. Zhang was granted 278,577 restricted Common Shares; such restricted shares vest over a period of three years of Dr. Zhang’s continuous service and upon the occurrence of the achievement of certain financial and operational targets determined by the Company’s Board of Directors.

•	on June 30, 2009, Dr. Zhang was granted 225,000 restricted Common Shares; such restricted shares vest over a period of three years of Dr. Zhang’s continuous service and upon the occurrence of the achievement of certain financial and operational targets determined by the Company’s Board of Directors.

•	on June 7, 2010, Dr. Zhang was granted 538,849 restricted Common Shares; such restricted shares vest over a period of ten years of Dr. Zhang’s continuous service and upon the occurrence of the achievement of certain financial and operational targets determined by the Company’s Board of Directors.

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•	on May 27, 2011, Dr. Zhang was granted 200,000 restricted Common Shares; such restricted shares vest over a period of 10 years of Dr. Zhang’s continuous service and upon the occurrence of occurrence of the achievement of certain financial and operational targets agreed by the Company’s Board of Directors.

Market Transactions

Dr. Zhang acquired the Purchased Shares pursuant to the following transactions:

•	on June 8, 2011, Dr. Zhang made an open market purchase of 24,000 Common Shares at a price per share of $6.197 for aggregate consideration paid in cash by Dr. Zhang of $148,728.00;

•	on June 10, 2011, Dr. Zhang made an open market purchase of 800 Common Shares at a price per share of $6.80 for aggregate consideration paid in cash by Dr. Zhang of $5,440.00;

•	on June 13, 2011, Dr. Zhang made an open market purchase of 41,145 Common Shares at a price per share of $6.8466 for aggregate consideration paid in cash by Dr. Zhang of $281,703.36;

•	on June 14, 2011, Dr. Zhang made an open market purchase of 10,900 Common Shares at a price per share of $6.9083 for aggregate consideration paid in cash by Dr. Zhang of $75,300.47;

•	on June 15, 2011, Dr. Zhang made an open market purchase of 46,900 Common Shares at a price per share of $6.8427 for aggregate consideration paid in cash by Dr. Zhang of $320,922.63;

•	on June 16, 2011, Dr. Zhang made an open market purchase of 18,000 Common Shares at a price per share of $6.7208 for aggregate consideration paid in cash by Dr. Zhang of $120,974.40;

•	on June 21, 2011, Dr. Zhang made an open market purchase of 28,200 Common Shares at a price per share of $6.4817 for aggregate consideration paid in cash by Dr. Zhang of $182,783.94;

•	on June 22, 2011, Dr. Zhang made an open market purchase of 25,000 Common Shares at a price per share of $6.4890 for aggregate consideration paid in cash by Dr. Zhang of $162,225.00;

•	on June 28, 2011, Dr. Zhang made an open market purchase of 1,450 Common Shares at a price per share of $6.35 for aggregate consideration paid in cash by Dr. Zhang of $9,207.50;

•	on July 1, 2011, Dr. Zhang made an open market purchase of 11,000 Common Shares at a price per share of $7.00 for aggregate consideration paid in cash by Dr. Zhang of $77,000.00;

•	on July 5, 2011, Dr. Zhang made an open market purchase of 18,700 Common Shares at a price per share of $6.8926 for aggregate consideration paid in cash by Dr. Zhang of $128,891.62;

•	on July 7, 2011, Dr. Zhang made an open market purchase of 20,300 Common Shares at a price per share of $6.8974 for aggregate consideration paid in cash by Dr. Zhang of $140,017.22;

•	on July 19, 2011, Dr. Zhang made an open market purchase of 1,400 Common Shares at a price per share of $6.53 for aggregate consideration paid in cash by Dr. Zhang of $9,142.00;

•	on October 7, 2011, Dr. Zhang made an open market purchase of 60,000 Common Shares at a price per share of $1.8263 for aggregate consideration paid in cash by Dr. Zhang of $109,578.00;

•	on October 8, 2011, Dr. Zhang made an open market purchase of 40,000 Common Shares at a price per share of $1.70 for aggregate consideration paid in cash by Dr. Zhang of $68,000.00;

•	on October 11, 2011, Dr. Zhang made an open market purchase of 26,742 Common Shares at a price per share of $1.4037 for aggregate consideration paid in cash by Dr. Zhang of $37,537.75;

•	on October 11, 2011, Dr. Zhang made an open market purchase of 6,000 Common Shares at a price per share of $1.3850 for aggregate consideration paid in cash by Dr. Zhang of $8,310.00;

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•	on October 12, 2011, Dr. Zhang made an open market purchase of 51,000 Common Shares at a price per share of $1.5595 for aggregate consideration paid in cash by Dr. Zhang of $79,534.50; and

•	on October 13, 2011, Dr. Zhang made an open market purchase of 68,000 Common Shares at a price per share of $1.7742 for aggregate consideration paid in cash by Dr. Zhang of $120,645.60.

The source of funds for all of the purchases described in this paragraph was Dr. Zhang’s personal funds.

Item 4. Purpose of Transaction

Dr. Zhang acquired the Purchased Shares for investment purposes.

Dr. Zhang acquired the restricted Common Shares as compensation for, and in connection with, his position with the Company.

Dr. Zhang is the Chairman and Chief Executive Officer of the Company. In these capacities, Dr. Zhang takes and will continue to take an active role in the Company’s management and strategic direction. Additionally, in his capacity as a shareholder of the Company, Dr. Zhang reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Company. Depending on the factors discussed below and subject to applicable law, Dr. Zhang may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company. Any transactions that Dr. Zhang may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to Dr. Zhang, tax considerations and other factors.

Other than as described above and other than in his capacity as a director or officer of the Company, Dr. Zhang currently has no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Dr. Zhang may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, the Company or other persons).

Item 5. Interest in Securities of the Issuer

(a)-(b) Dr. Zhang beneficially owns an aggregate of 3,099,551 Common Shares, representing approximately 9.4% of the outstanding Common Shares of the Company. Dr. Zhang directly owns 3,099,551 shares and has the sole power to vote such shares. Such amount includes a total of 1,242,426 restricted Common Shares that were granted pursuant to the Plan and over which Dr. Zhang does not have dispositive power. Dr. Zhang’s ability to retain and dispose of these restricted Common Shares, in whole or in part, is subject to the achievement of certain performance targets and vesting periods that have been established by the Company’s Compensation Committee. Dr. Zhang does not have sole or shared power to vote or dispose of any other Common Shares of the Company.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Dr. Zhang’s responses to Items 3 and 4.

Item 7. Material to Be Filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2012
Date

/s/ Dr. Luke Zhang
Dr. Luke Zhang Chairman and Chief Executive Officer

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